FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

ASTRAZENECA PROVIDES UPDATE ON FLUMIST QUADRIVALENT VACCINE IN THE US FOR THE 2016-17 INFLUENZA SEASON

AstraZeneca today confirmed that the Advisory Committee on Immunization Practices (ACIP) of the Centers for Disease Control and Prevention (CDC) has provided its interim recommendation on the use of FluMist® Quadrivalent Live Attenuated Influenza Vaccine (FluMist Quadrivalent) in the US for the 2016-2017 influenza season. The updated guidance states the vaccine should not be used in any setting, based on CDC vaccine effectiveness data from the last three influenza seasons in the US, which indicated FluMist Quadrivalent did not demonstrate statistically significant effectiveness in children 2-17 years of age.

The US CDC effectiveness data for 2015-2016 season contrast with studies by AstraZeneca as well as preliminary independent findings by public health authorities in other countries . These findings demonstrate FluMist Quadrivalent was 46-58% effective overall against the circulating influenza strains during the 2015-2016 season. As influenza vaccine effectiveness varies from season to season, it is evaluated in annual observational studies. The CDC states that when there is a good match between the strains in the vaccine and those that circulate during the influenza season, vaccines are typically 50-60% effective. AstraZeneca is working with the CDC to better understand its data to help ensure eligible patients continue to receive the vaccine in future seasons in the US.

The distribution and use of the vaccine in other countries are progressing as planned for the forthcoming influenza season, pending the annual release process from relevant regulatory authorities.

Financial considerations

The US Product Sales of FluMist Quadrivalent in FY 2015 amounted to $206 million. The ACIP's updated recommendation is expected to result in very limited US demand in the second half of 2016 and consequently the Company will take an inventory write-down of approximately $80 million in the second quarter of 2016. The Company maintains its financial guidance for 2016.

About AstraZeneca

AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three main therapy areas - oncology; respiratory and autoimmunity; and cardiovascular and metabolic disease. We are also active in infection, neuroscience and inflammatory diseases through collaborations with others. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

About FluMist Quadrivalent Live Attenuated Influenza Vaccine
FluMist Quadrivalent is the only widely available quadrivalent live attenuated influenza vaccine (LAIV), which is administered as a nasal spray and contains four protective strains for the prevention of influenza. FluMist Quadrivalent was originally approved in the US in 2003 and since then more than 116 million doses have been distributed around the world. Global Product Sales of Fluenz/FluMist Quadrivalent in FY 2015 amounted to $290 million.

1 UK: https://www.gov.uk/government/uploads/system/uploads/attachment_data/file/530756/Influenza_vaccine_effectiveness
_in_primary_care_in_children.pdf
2 Finland: http://www.nvm2016.is/sites/default/files/Nohynek_NorVac_influenzaLessonsNohynek_short.pdf
3 US: http://www.cdc.gov/flu/about/qa/vaccineeffect.htm

CONTACTS

Media Enquiries
Neil Burrows	UK/Global	+44 7824 350541
Vanessa Rhodes	UK/Global	+44 7880 400690
Karen Birmingham	UK/Global	+44 7818 524012
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677
Investor Enquiries
UK
Thomas Kudsk Larsen		+44 7818 524185
Nick Stone	RIA	+44 7717 618834
Henry Wheeler	Oncology	+44 7788 354619
Craig Marks	Finance	+44 7881 615764
Christer Gruvris	ING	+44 7827 836825
US
Lindsey Trickett	CVMD	+1 240 543 7970
Mitchell Chan	Oncology	+1 240 477 3771
Dial / Toll-Free		+1 866 381 7277
Key: RIA - Respiratory, Inflammation and Autoimmunity, CVMD - Cardiovascular and Metabolic Disease, ING - Infection, Neuroscience and Gastrointestinal

23 June 2016

-ENDS-

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 23 June 2016	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary